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                                SUBURBAN PROPANE
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One Suburban Plaza o 240 Route 10 West o P.0. Box 206 o Whippany, NJ 07981-0206
                    Office 973-503-9987   Fax 973-515-5982
                            www.suburbanpropane.com

                                 August 23, 2005

VIA EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. Kurt K. Murao

         Re:    Suburban Propane Partners, LP and Suburban Energy Finance Corp.
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                Registration Statement on Form S-4 (File No. 333-125601)
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Ladies and Gentlemen:

                  Pursuant to Rule 461 under the Securities Act of 1933, as
amended, Suburban Propane Partners, LP and Suburban Energy Finance Corp.
(collectively, the "Registrants") hereby request that the effectiveness of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 noon (Eastern time) on Thursday, August 25, 2005, or as soon as practicable thereafter.

                  In connection with the filing of the Registration Statement, the Registrants acknowledge that the disclosure in the filing is its responsibility and staff comments, or changes to the disclosure in response to staff comments, may not be asserted as defenses in any proceeding which may be brought by any person. The Registrants represent to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrants further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

                  I hereby confirm to you that the Registrants are aware of
their obligations under the Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the
Registration Statement.

                  Please call Todd R. Chandler at (212) 310-8172 of Weil,
Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

                                            Very truly yours,

                                            SUBURBAN PROPANE PARTNERS, LP
                                            SUBURBAN ENERGY FINANCE CORP.

                                            By: Janice Sokol
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                                                General Counsel